AMENDMENT NO. 1

ON

FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2012 (No. 2)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Amendment No.1 on Form 6-K/A amends the Registrant’s Report on Form 6-K for the month of June 2012 No. 2, as filed with the Securities and Commission on June 12, 2012, to include the language in the following paragraph regarding incorporation by reference into the Registrant’s registration statements.  Except as so amended, the Registrant’s Report on Form 6-K for the month of June 2012 No. 2 remains as originally filed.

        This Form 6-K is being incorporated by reference into Registrant’s Registration Statement on Form F-3 (File No. 333-181805) and all effective Registration Statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2012	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary